PROPERTY MANAGEMENT AGREEMENT

THIS PROPERTY MANAGEMENT AGREEMENT dated as of the date below, is entered into by and between CP Tower Owner, LLC, a Delaware limited liability company ("**Owner**") and NexBank Securities, Inc., a Delaware corporation, d/b/a Nexbank Realty Advisors ("**Manager**"). For valuable consideration, the parties agree as follows:

ARTICLE 1
GENERAL PROVISIONS

1.01   Manager's Duties under this Agreement will begin on the Effective Date and will end on the last day of the Term. This Agreement will automatically renew for one year periods unless either party gives notice to the other that it will terminate at the end of the then current Term at least 60 days prior to the end of such Term.

1.02   Manager may contract with related entities for services hereunder, provided that it deals at arm's length with all such parties.

1.03   All persons working at the Property will be Manager's and not Owner's employees. Manager may engage such independent contractors as Manager deems necessary to perform Manager's Duties. All matters pertaining to the employment, supervision, compensation, and discharge of Manager's employees are the responsibility of Manager. This Agreement is not one of agency by Manager for Owner. With respect to employees, Manager's functions under this Agreement are on its own behalf, as an independent contractor.

1.04   Manager will use its best efforts to perform Manager's Duties in compliance with (a) Applicable Laws and (b) in accordance with standards for similar properties in the immediate area. In this regard, Manager may rely on the decisions of its independent contractors which it engages hereunder.

1.05   Manager will not knowingly commit any act of default under any lease, the Loan Documents or any other instrument affecting the Property, which Owner delivers to Manager. Manager will promptly notify Owner of any such default, but Manager is not required to incur any liability on account thereof.

1.06   Manager will use its best efforts to collect all rent, income, and other charges, which may become due to Owner from the Property at any time from any tenant, or others, in connection with the Property. Manager will deposit all such moneys in the Operating Account or such other account as required by the terms of the Loan Documents. Manager will not terminate any lease or institute a suit for rent or proceedings for recovery of possession without the prior approval of Owner. In connection with such suits or proceedings, only legal counsel designated by Owner shall be retained. Owner shall be responsible for the payment of all actual out-of-pocket expenses reasonably incurred by Manager in connection with the prosecution of any such suits or proceedings, including reasonable legal fees.

1.07   Manager will supervise all minor repairs and maintenance of the Property, in accordance with the Approved Budget and the Approved Capital Budget, or as otherwise approved by Owner. Disbursements for actual and reasonable expenses for materials and labor for expenses set forth in the Approved Budget and the Approved Capital Budget will be made from the Operating Account.

1.08   Manager may not enter into any contract for the Property without the prior consent of Owner, unless provided for in the Approved Budget or the Approved Capital Budget. Each contract will: (a) be in the name of Manager, (b) identify the Property and be assignable, at Owner's option to Owner or Owner's nominee, include a provision for cancellation upon not more than 30 days' notice and, (c) will require that all contractors provide evidence of sufficient insurance. Manager may also use the services of companies that it uses on a regular basis without a contract for services provided for in the Approved Budget and the Approved Capital Budget.

1.09   Manager will receive as consideration and remuneration for its services under this Agreement a fee equal to three percent (3.0%) of the gross revenues (on an accrual basis) and other amounts collected from tenants, with a minimum fee of $20,000.00 monthly. All sums due to Manager under this Agreement will be paid out of the Operating Account prior to remitting any sums to Owner.

1.10   If Manager is to assist in the remodeling or preparation of lease space for tenants (or in any repairs caused by casualty losses) (collectively, "Tenant Improvements"), then Manager will prepare a budget for Owner's approval. Manager shall be entitled to a construction management fee equal to up to 5% of the cost of the Tenant Improvements as provided in the applicable tenant lease, which construction management fee shall be paid from the tenant finish allowance to be provided to the tenant (or in the event of a turnkey delivery by Owner at Owner's cost, such fee shall be included in the budget for the Tenant Improvements provided to Owner). If the Tenant Improvements are not a turnkey delivery and the construction management fee is not fully paid from the tenant finish allowance, then the amount of such deficiency not paid from the tenant finish allowance shall be an amount mutually agreed upon by the parties. This fee, if any, will be in addition to any general contractor's fee that may be included in the proposal. Manager will be entitled to a construction management fee pursuant to the following schedule for capital projects other than Tenant Improvements set forth in the Approved Capital Budget or such other capital projects as approved by Owner in writing:

Construction management fee schedule:

- For capital projects with a total contract amount of less than $10,000, no construction management fee is payable.

- For capital projects with a total contract amount greater than $10,000 and less than $100,000, a fee equal to 5% of the total cost of the capital project (including soft costs).

- For capital projects with a total contract amount greater than $100,000, and less than $300,000, a fee equal to 4% of total cost of the capital project (including soft costs).

- For capital projects with a total contract amount greater than $300,000 and less than $500,000, a fee equal to 3% of the total cost of the capital project (including soft costs).

- For capital projects with a total contract amount greater than $500,000, a fee to be negotiated.

ARTICLE 2
OPERATING AND CAPITAL BUDGETS

2.01   Manager will prepare a proposed operating budget and capital budget for the performance of Manager's Duties. Subject to any more restrictive requirements set forth in the Loan Documents, the initial budgets for calendar year 2018 will be the existing budgets in place at the time of the Effective Date, and proposed budgets for each year after the calendar year 2018 will be delivered to Owner around November 1st thereafter. Owner will consult Manager in order to mutually agree on an operating budget (the "**Approved Budget**") and capital budget (the "**Approved Capital Budget**").

2.02   If Owner and Manager fail to agree on either the operating or capital budget, Manager will continue with the previous Approved Budget and Approved Capital Budget.

2.03   Manager will use its best efforts to ensure that the actual costs of performing Manager's Duties do not exceed the Approved Budget, either in total or in any one accounting category. All expenses will be charged to the proper account as specified in the Approved Budget and no expense may be classified or reclassified for the purpose of avoiding excess in the budget amount of an accounting category.

2.04   Manager will promptly inform Owner of any major expense increases and will submit to Owner for approval a revised budget based upon said costs and expenses, as necessary.

ARTICLE 3
FINANCIAL REPORTING, RECORD
KEEPING AND ACCOUNTING

3.01   Owner will furnish the following to Manager, on or before the Effective Date, all to be current and complete for the Property:

a.   balance sheet, income statement, cash flow statement, operating and capital budget, general ledger and all supporting detail as of the accounting period ended nearest the Effective Date and the preceding year;

b.   listing of all adjusting journal entries for the preceding calendar year including year end adjusting journal entries necessary to close the books for the period;

c.   information to calculate depreciation and amortization for the appropriate periods;

d.   all lease and tenant files, rent roll, and lease summaries, including information concerning any future moneys, free rent, rent concessions or other obligations due to or from any tenant or any other parties;

e.   a listing of any disputes or claims being asserted by or against any existing, past or future tenant, or otherwise affecting the Property; and

f.   the operating expense, real estate tax and insurance reconciliations and records for each tenant and for the Property as a whole for the preceding calendar year and the period from the preceding calendar year to the Effective Date.

3.02   All financial accounting with respect to Manager's Duties is the responsibility of Manager. Manager will establish a chart of accounts to provide a means of classification of accounting entries. Manager will adhere to such chart of accounts and such classification in any relevant data Manager furnishes to Owner, with such adjustments as Manager deems necessary to accurately and correctly reflect the financial condition of the Property.

3.03   Manager will prepare monthly reports with a comparison of monthly and year-to-date actual income and expense with the Approved Budget. As additional support to the monthly reports, Manager will provide to Owner on request copies of bank records, cash receipts and disbursement records, paid invoices, and summaries of adjusting journal entries.

3.04   All monthly financial statements and reports will be prepared on an accrual basis, (with depreciation and amortization booked at year end rather than monthly) consistently applied, and provided to Owner on or about the 15th of each month for the preceding month.

3.05   Owner may examine the Property's books and records at all reasonable times, upon request to Manager. Owner also may perform any and all additional audit tests relating to Manager's activities, either at the Property, or at any office of Manager; provided such audit tests are related to those activities performed by Manager for Owner.

3.06   Manager will deposit all funds collected from the operation of the Property in the Operating Account or such other account as required by the terms of the Loan Documents. Owner may direct Manager to change a depository bank or the depository arrangements. Upon request, Owner's authorized representatives will be permitted access to funds in the Operating Account.

3.07   Manager will maintain detailed records of all security deposits.

ARTICLE 4
PAYMENT OF EXPENSES

4.01   Subject to any restrictions set forth in the Loan Documents, Manager is expressly authorized to expend funds for utilities, taxes and insurance for the Property, regardless of the amounts set forth in the Approved Budget or the Approved Capital Budget, to the extent funds are available. Manager will secure Owner's approval for any other expenditure that will result in an increase of 4% or more in any one accounting category of the Approved Budget or the Approved Capital Budget, however, if said expenditure is less than One Thousand Dollars

($1,000.00), no approval is necessary. Manager will also make other payments, such as payments due under any ground lease or the Loan Documents, to the extent Owner directs that Manager make such payments. Owner agrees to promptly pay to the Operating Account all sums necessary to cover any cash flow short-fall necessary to pay outstanding bills.

4.02. In case of an emergency, Manager may make expenditures for repairs which Manager reasonably believes are necessary to protect the Property, without prior written approval from Owner. Manager will promptly inform Owner of any such emergency expenditure.

4.03 The Manager is authorized, as the agent of Owner, to draw on the Operating Account in payment, on behalf and in the name of Owner and as and when required in connection with the operation or maintenance of the Property, of the following expenses (i) to the extent expressly included as line items in the Approved Budget, or (ii) which are otherwise expressly approved in writing by Owner in advance of the incurrence of such expenses:

a. the gross salary and wages (including bonuses) or pro rata share thereof, payroll taxes, insurance, worker's compensation and other benefits of any building manager, assistant building manager and the building manager's assistant, senior Property engineer, assistant Property engineer, accounting personnel and other employees providing services to the Property identified in the Approved Budget, if any, are Manager's cost, but will be reimbursed from the Operating Account; however if any employees provide services to properties other than the Property, costs of the gross salary and employee benefits and burdens for such employees shall be allocated among such properties;

b. cost of general accounting, financial and tax reporting services which are within the reasonable scope of Manager's responsibility to Owner and all other financial reporting requested by Owner, including, but not limited to, salary and compensation of accounting, financial and tax reporting staff;

c. cost of software, forms, paper, ledgers and other supplies and equipment used in Manager's office, including but not limited to, license fees for software used on site and in required offices;

d. cost of procuring and providing insurance permitted or required to be maintained by Manager pursuant to the provisions of this Agreement and the cost of ownership risk mitigation programs;

e. cost to correct any violation of Applicable Laws;

f. out-of-pocket costs of collection of delinquent rentals;

g. cost of reasonable legal fees of attorneys, provided such attorneys have been designated or approved in advance by Owner;

h. cost of service contracts and cost of on-site utilities used by Manager in connection herewith;

i.   costs of leasing commissions for leasing space within the Property payable to third party brokers that have been approved by Owner;

j.   costs of printed checks, wire transfer/ACH fees and account maintenance fees for each bank account required by Owner;

k.   costs of office equipment, personal computers, computer software and other technology and equipment used by Manager in connection with the Property and the cost of connections to Manager's computer network;

l.   capital expenditures;

m.   costs of a management office, including necessary furnishings and equipment;

n.   actual costs of making all repairs, decorations and alterations to the Property;

o.   the management fee and contract administration fee, if any, payable as provided in Sections 1.09 and 1.10 of Article 1;

p.   cost of audits as required by leases and other outside audits as may be requested by Owner;

q.   political or charitable contributions specifically approved by Owner;

r.   an off-site senior regional accountant expense, in an amount mutually agreed upon by the parties;

s.   all other costs and expenses reasonably incurred by Manager in performing its duties hereunder;

t.   all other costs and expenses for which Owner is obligated to reimburse Manager as provided in this Agreement; and

u.   any and all other costs necessary to the management, operation and maintenance of the Property.

For the avoidance of doubt, in no event shall Manager have the authority to make payments from the Operating Account for any of the above items except to the extent such items are expressly included as line items in the Approved Budget or Approved Capital Budget, or such expenses are incurred pursuant to Section 4.01 or Section 4.02.

4.04   Except to the extent that Owner approves such costs, the following expenses incurred by Manager in connection with the Property will be at the sole cost and expense of Manager and will not be reimbursed by Owner: (a) cost of forms, papers, ledgers, and other supplies and equipment used in Manager's office at any location off the Property; (b) cost attributable to losses arising from the gross negligence or fraud on the part of Manager or Manager's employees; and (c) cost of all bonuses paid by Manager to Manager's employees unless such bonuses have the prior written approval of Owner.

ARTICLE 5
INSURANCE AND INDEMNITY

5.01   Manager, at Owner's expense, will obtain and keep in force insurance acceptable to Owner. Such insurance will cover physical damage (e.g., fire and extended coverage endorsement, boiler and machinery, etc.) and liability for loss, damage or injury to property or persons in such amounts as Owner approves. Such insurance will include any personal property, fixtures and equipment located thereon (owned by either Manager or Owner) and appropriate clauses to waive the rights of subrogation with respect to losses payable under such policies. Manager will be an additional insured on such policies.

5.02   Manager agrees: (a) to promptly notify Owner after Manager receives notice of any loss, damage or injury; (b) to take no action (such as admission of liability) which bars Owner from obtaining any protection afforded by any policy Owner may hold; and (c) that Owner will have the exclusive right, at its option, to conduct the defense to any claim, demand or suit within limits prescribed by the policy or policies of insurance.

5.03   Manager will provide Owner with insurance coverage bids and will assist Owner in procuring policies and handling loss claims.

5.04   Owner will indemnify, defend and save harmless Manager and its affiliates, and each of their respective agents, employees, officers, directors and shareholders from and against all Indemnified Claims. This indemnity does not include actions or claims, losses and liabilities predicated upon the gross negligence or willful and intentional misconduct of Manager or its employees. The provisions of this Section will survive the expiration or termination of this Agreement.

5.05   Manager will indemnify, defend and save harmless Owner and its agents, employees, officers, directors and shareholders from and against all Indemnified Claims caused by the gross negligence or willful or intentional misconduct of Manager or its employees. This indemnity does not include actions or claims, losses and liabilities predicated upon the gross negligence or willful and intentional misconduct of Owner or its agents, representatives, or employees. The provisions of this Section will survive the expiration or termination of this Agreement.

5.06   Manager will not be responsible in any manner for any loss or damages incurred by Owner resulting from acts of third parties or loss of or damage to personal or real property due to vandalism, theft, freezing or leaking water pipes, roof leaks, acts of God, or other causes, except the gross negligence or willful misconduct of Manager. While Manager will review security issues with Owner and may make recommendations, Manager will not be responsible for the security of the Property.

ARTICLE 6
TERMINATION

6.01   In the event Manager defaults in the performance of its obligations under this Agreement, Owner agrees to give Manager written notice of such default and allow Manager thirty (30) days to cure. If Manager fails to cure the default within the cure period, then Owner may terminate this Agreement. Notwithstanding anything to the contrary in this Section 6.01, this Agreement shall be terminable by Owner, or its successors and assigns, without cause upon thirty (30) days prior written notice to Manager.

6.02   In the event Owner defaults in the performance of its obligations under this Agreement, Manager agrees to give Owner written notice of such default and allow Owner three (3) business days to cure a monetary default and thirty (30) days to cure a non-monetary default.

6.03   Effective upon the termination of this Agreement, Manager will either (a) assign to Owner or Owner's nominee all service agreements pertaining to the Property provided that the assignee assumes all obligations thereunder or (b) give notice to cancel such contracts.

6.04   Effective upon the termination of this Agreement, Manager's authority to draw against the funds in the Operating Account will be terminated. At that time, Owner will assume full liability for all existing financial obligations for the Property which were incurred prior to said termination by Manager pursuant to, and in accordance with, the terms of this Agreement.

ARTICLE 7
MISCELLANEOUS

7.01   All notices which are required to be in writing must be given to the parties at the addresses set forth below or at such other address as they individually may specify thereafter in writing. Such notice may be either (a) hand delivered, (b) mailed by United States registered or certified mail, return receipt requested, postage prepaid, (c) sent by nationally recognized overnight delivery service, or (d) facsimile transmission.

7.02   At Owner's election, Owner's consents or approvals may be given only by representatives of Owner who will be designated in writing by Owner by notice pursuant to Section 7.01. All such consents or approvals will be in writing to the extent set forth herein as requiring written approval. Absent a specific designation, Manager may rely on any Owner representative that Manager reasonably believes has the authority to make such decisions.

7.03   Should any claims or legal proceedings be made by any person against Owner which arise out of any of the matters relating to this Agreement, Manager will give Owner all pertinent information and reasonable assistance in the defense or other disposition thereof. All costs and expenses incident to such proceedings will be paid from the Operating Account.

7.04   Neither party may assign its rights under this Agreement (except as may be required by a surety company in a matter of subrogation), except that Owner may assign its rights under this Agreement to Lender without Manager's consent.

7.05   Any amendment to this Agreement must be in writing and signed by the parties.

7.06   All headings herein are for reference only and are not to be considered in the construction or interpretation of any provision of this Agreement.

7.07   This Agreement supersedes any and all previous management agreements entered into between the parties.

7.08   Manager hereby expressly subordinates all rights and remedies it holds as a result of this Agreement, at law or equity, to the lien of the Loan and all rights of Lender, its successors and assigns, under the Loan Documents. As a result of this subordination, the Loan Documents shall be a prior lien on the Property and all other collateral encumbered by the Loan Documents, and any liens or other rights under this Agreement shall be and remain subordinate, subject to and subservient to the prior lien of the Loan Documents. This subordination shall automatically terminate and be of no further force and effect at such time as all obligations under the Loan have been paid in full.

ARTICLE 8
DEFINITIONS

As used in this Agreement, the following terms have the meaning set forth:

8.01   "**Applicable Laws**" means all laws, ordinances, and regulations relative to the leasing, management, operation, repair and maintenance of the Property, including local fire regulations and the agency or board (state or local) of casualty insurance underwriters or other similar body

8.02   "**Approved Budget**" is defined in Section 2.01.

8.03   "**Approved Capital Budget**" is defined in Section 2.01.

8.04   "**Effective Date**" means August 15, 2018.

8.05   "**Indemnified Claims**" means all claims, losses and liabilities arising out of Manager's performance hereunder, including, but not limited to, liabilities resulting from damage to property or injury to, or death of, persons (including, but not limited to, the Property and persons of the parties hereto and their agents, contractors and subcontractors), and from and against all costs, fees and attorney's expenses in connection therewith.

8.06   "**Manager's Duties**" means the management, operation and maintenance of the Property, subject to the terms hereof.

8.07   "**Lender**" means ACORE Capital Mortgage, LP, and its successors and assigns, on behalf of the lenders owning and holding the Loan, which is secured by a first lien on the Property pursuant to the Security Instrument.

8.08   "**Loan**" means that certain mortgage loan from Lender to Owner, in the original principal amount of $153,683,400.00, which is secured by the Security Instrument.

8.09 "**Loan Documents**" means those documents executed by Owner, Lender and any other party evidencing and/or securing the Loan, including, without limitation, the Security Instrument.

8.10 "**Operating Account**" means the Property bank account at NexBank, SSB, or such other bank as Owner approves.

8.11 "**Owner**" means the party identified on the signature page below.

8.12 "**Property**" means the office building located at 2177 N. Haskell Avenue, Dallas, Texas 75204, known as Cityplace Tower and the parcel(s) of land on which such office buildings are located, and all other improvements located on such land. Unless otherwise agreed in writing, no other property is subject to the terms of this Agreement.

8.13 "**Security Instrument**" means that the deed of trust, mortgage, deed to secure debt, security agreement or any other instrument executed by Borrower for the benefit of Lender encumbering the Property and security the Loan.

8.14 "**Term**" means the period from the Effective Date and one year, unless extended pursuant to the terms hereof.

[Signature page follows.]

Executed on August 15, 2018, but to be effective as of the Effective Date.

CP TOWER OWNER, LLC, a Delaware limited liability company	NEXBANK SECURITIES, INC., a Delaware corporation
By: _____ Name: Matt McGraner Title: Authorized Signatory c/o Highland Capital Management, LP 300 Crescent Court, Suite 700 Dallas, TX 75201 Attention: Matt McGraner	By: _____ Name: Eric Holt Title: C.C.O _____ _____, Texas 75___ Attention: _____ Fax No.: _____